15 September 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 139,537 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1425.0934 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 89,014,783 ordinary shares in treasury, and has 1,088,647,539 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 25,135,003 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 124,700 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €15.6926 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 79,742,194 ordinary shares in treasury, and has 969,842,842 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 22,628,800 shares.